Exhibit 99.1

Global Mofy Announces Fiscal Year 2024 Financial Results; Conference Call Scheduled for Friday, January 3rd, at 9:00 AM Eastern Time

- Total Revenue of $41.4 million, up 53.8% from the previous year, reflecting record high annual revenue in the Company’s history.

- Gross Profit of $20.8 million and net income of $12.1 million, both reaching historical high, with a robust 50.3% gross margin.

BEIJING, January 3, 2025 — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today reported financial results for the fiscal year ended September 30, 2024, with revenue, gross profit, and net income achieving significant year-over-year growth..

The growth trajectory was driven by the continued demand for high-quality digital assets and AI-driven solutions in industries such as film, gaming, advertising, and digital tourism. Additionally, the Company’s investments in technology, innovation, and global expansion have rendered us well-positioned to capitalize on the significant opportunities ahead.

“We are proud to report exceptional financial performance for fiscal year 2024, a year in which we achieved significant milestones that strengthen our position in the global digital content industry,” said Haogang Yang, Founder and CEO of Global Mofy. “Our strategic shift towards generative AI driven solutions and the continuous development of high-precision 3D digital assets has allowed us to meet the growing demand for digital content, while driving profitability and positioning the Company for long-term growth. As we look ahead, we are confident in our ability to sustain this momentum and deliver more value to our shareholders.”

Financial Results for Fiscal Year Ended September 30, 2024

Total Assets: As of September 30, 2024, Global Mofy’s total assets reached $59.2 million, an increase of 118.3% compared to $27.1 million as of September 30, 2023. This growth reflects the Company’s strong capital utilization, strategic investments in technology and infrastructure, and the successful expansion of its asset base.

Revenue: Revenue for the fiscal year 2024 totaled $41.4 million, an increase of 53.8% from $26.9 million in fiscal year 2023. The revenue growth was primarily driven by the prosperity of the movie and TV industries boomed in China in recently two years and sustained demand for high-quality virtual content, 3D digital assets, and AI-driven solutions across multiple sectors, including entertainment, on-line game industry, and digital tourism.

Gross Profit: Gross profit for the fiscal year 2024 increased by 43.2% to $20.8 million, up from $14.5 million in fiscal year 2023. Gross margin remained strong at 50.3%, reflecting effective cost control measures and a shift toward higher-margin digital asset development services.

Net Income: Net income for fiscal year 2024 was $12.1 million, resulting in a net margin of 29.4%, compared to $6.6 million in fiscal year 2023, also representing an increase by 89%. The increase in net income was driven by higher revenues, improved operational efficiency, and effective cost control.

Earnings Per Share (EPS): Basic and diluted earnings per share for fiscal year 2024 were $6.37, reflecting a significant 61.2% year-over-year increase from $3.93 in fiscal year 2023. This figure has been adjusted for the effect of the reverse stock split on November 26, 2024.

Research and Development (R&D) Expenses: R&D expenditures for fiscal year 2024 totaled $7.5 million, reflecting a 109.8% increase from $3.6 million in fiscal year 2023. These investments primarily focused on expanding the Company’s 3D digital asset library, which encompassed over 100,000 assets by the end of fiscal year 2024, as well as advancing its generative AI solutions. Notably, the development of the Gausspeed platform has made significant progress, positioning the Company to further enhance its capabilities in AI-driven content creation. These technological advancements are crucial for sustaining long-term growth, driving innovation, and maintaining a competitive edge in the rapidly evolving digital content sector.

Recent Developments

Expansion of 3D Digital Asset Library: By the end of fiscal year 2024, Global Mofy’s 3D digital asset library encompassed over 100,000 assets. These assets, characterized by high precision and reusability, are now supporting a diverse range of applications in industries such as film, television, advertising, on-line game industry, and digital tourism.

Generative AI Advancements: On April 30, 2024, Global Mofy announced the development of Gausspeed, a generative AI platform for film production and digital content creation. In collaboration with Heartdub and powered by NVIDIA Omniverse and NVIDIA RTX GPUs, Gausspeed integrates with the NVIDIA Omniverse Cloud API, enhancing collaboration, improving production efficiency, and enabling real-time scene generation. This platform allows creators to visualize and adjust scenes early in the production process, streamlining workflows and reducing complexity, positioning Global Mofy at the forefront of innovation in the digital entertainment industry.

North American Expansion: On May 22, 2024, Global Mofy expanded its global footprint with the establishment of GMM DISCOVERY LLC in North America. This move strengthens the Company’s presence in one of the world’s largest markets for AI-driven content and 3D asset development and positions the Company to better serve a growing client base in the U.S., while capitalizing on new business opportunities across North America.

Launch of $69 Million Fund with Strategic Partners: On July 2, 2024, Global Mofy announced the launch of a US$69 million investment fund aimed at fostering growth in the AI, digital economy, and entertainment sectors. The fund is being launched in partnership with Yi Zheng Yangzi Culture and Tourism Holding Group Co., Ltd. (“Yangzi”) and Beijing Hengyun International Private Equity Fund Management Co., Ltd. (“Beijing Hengyun”). The fund will focus on acquisitions and investments in high-quality projects aligned with Global Mofy’s business strategy. This strategic initiative will strengthen the Company’s position in rapidly expanding sectors, create value for shareholders, and drive long-term growth.

Establishment of Vocational Education Institute: On July 9, 2024, Global Mofy announced the setup of the Century Mofy Vocational Education Institute in Zhejiang, China, to address the growing demand for skilled talents in AI and digital content creation industry. The Institute will offer specialized training in AIGC technology development and the creation of various digital content formats such as images, videos, text, and music.

Private Placement Financing of $2.5 Million: On October 15, 2024, Global Mofy announced it has entered into a Securities Purchase Agreement (SPA) with certain institutional and accredited investors for a private placement financing of approximately $2.5 million.

Strategic Cooperation with Lianyungang: On October 23, 2024, Global Mofy signed a strategic agreement with Lianyungang’s Haizhou High-Tech District to collaborate on generative AI, digital tourism, and cultural projects. The partnership aims to enhance Lianyungang’s cultural heritage through digital platforms and AI-driven solutions.

MIIT Membership Awarded: On November 12, 2024, Global Mofy was awarded membership in the Industrial Brand Promotion Organization by the Ministry of Industry and Information Technology (MIIT). This membership highlights the Company’s leadership in generative AI technology and its commitment to advancing brand competitiveness in the digital content industry.

Conference Call and Webcast Information

Global Mofy will host a conference call and webcast to discuss its financial results for fiscal year 2024 and provide a business outlook on January 3, 2025, at 9:00 AM EST. Participants can register for the live audio call using the following link:

[https://register.vevent.com/register/BI4123b2278fe8413caec3c544c97a6528]

Upon successful registration, participants will receive a conference PIN and dial-in number. A live webcast of the conference call will be available at:

[https://edge.media-server.com/mmc/p/3vzc68vn]

A full recording of the call will be available on the Company’s investor relations website immediately after the event:

[http://ir.globalmofy.cn]

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com

GLOBAL MOFY AI LIMITED
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30,
	2024	2023
	US$	US$
ASSETS
Current assets
Cash	$8,068,560	$10,437,580
Restricted cash	3,000,000	—
Short-term investments	—	780,000
Accounts receivable, net	1,254,613	3,286,330
Advances to vendors	5,736,093	2,593,887
Due from related parties	19,665	—
Loans receivable – current	—	287,829
Prepaid expenses and other current assets, net	967,613	507,336
Total current assets	$19,046,544	17,892,962

Non-current assets
Long-term investments	284,998	—
Property and equipment, net	13,420	34,431
Intangible assets, net	38,796,262	6,505,792
Operating lease right-of-use assets	660,946	954,771
Loans receivable – non-current	—	447,505
Advances to vendors – non-current	261,956	1,020,874
Prepaid expenses and other non-current assets, net	127,732	262,986
Total non-current assets	40,145,314	9,226,359
Total assets	$59,191,858	$27,119,321

LIABILITIES AND EQUITY
Current liabilities
Short-term bank loans	$5,397,521	$2,442,609
Loans from third parties	23,512	22,615
Accounts payable	1,213,114	531,091
Advances from customers	3,837,621	345,838
Due to a related party	50,380	—
Tax payable	2,035,653	1,555,059
Accrued expenses and other liabilities	553,696	555,440
Operating lease liabilities – current	270,183	293,040
Total current liabilities	$13,381,680	5,745,692

Non-current liabilities
Operating lease liabilities – non-current	308,575	556,674
Total non-current liabilities	308,575	556,674
Total liabilities	$13,690,255	6,302,366

Equity:
Class A ordinary shares ($0.00003 par value, 30,000,000,000 shares authorized, 1,410,001 and 1,728,410 shares issued and outstanding as of September 30, 2024 and 2023, respectively)*	42	52
Class B Ordinary Shares ($0.00003 par value, 4,000,000,000 shares authorized, 848,203 and 0 shares issued and outstanding as of September 30, 2024 and 2023, respectively)	26	-
Additional paid-in capital	27,796,887	16,035,229
Statutory reserves	1,926,547	368,271
Accumulated earnings	15,737,191	5,158,115
Accumulated other comprehensive income (loss)	187,118	(604,182)
Total Global Mofy AI Limited shareholders’ equity	45,647,811	20,957,485
Non-controlling interests	(146,208)	(140,530)
Total equity	45,501,603	20,816,955
Total liabilities and equity	$59,191,858	$27,119,321

*	Retrospectively restated for effect of reverse stock split on November 26, 2024.

GLOBAL MOFY AI LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended September 30,
	2024	2023	2022
	US$	US$	US$
Revenue
Revenue from third parties	$41,360,953	$26,889,911	$14,540,300
Revenue from related parties	—	—	2,647,993
Revenue	41,360,953	26,889,911	17,188,293
Cost of revenue	(20,556,763)	(12,357,934)	(13,072,732)
Gross profit	20,804,190	14,531,977	4,115,561

Operating expenses:
Selling expenses	(1,107,215)	(294,587)	(153,822)
General and administrative expenses	(5,425,015)	(3,046,037)	(1,041,330)
Research and development expenses	(7,448,583)	(3,546,155)	(3,207,759)
Total operating expenses	(13,980,813)	(6,886,779)	(4,402,911)

Income (loss) from operations	6,823,377	7,645,198	(287,350)

Other (expenses) income:
Interest income	208,647	41,230	42,948
Interest expenses	(195,331)	(126,206)	(74,888)
Issuance costs allocated to warrant liability	(823,846)	—	—
Change in fair value of warrant liability	6,827,034	—	—
Other income, net	144,819	89,124	54,049
Total other income, net	6,161,323	4,148	22,109

Income (loss) before income taxes	12,984,700	7,649,346	(265,241)
Income tax expense	(847,448)	(1,098,087)	—
Net income (loss)	12,137,252	6,551,259	(265,241)
Net (loss) income attributable to non-controlling interest	(100)	(579)	1,981
Net income (loss) attributable to Global Mofy AI Limited	$12,137,352	$6,551,838	$(267,222)

Comprehensive income (loss)
Net income (loss)	$12,137,252	$6,551,259	$(265,241)
Foreign currency translation Gain (loss)	785,722	(407,248)	(198,124)
Total comprehensive income (loss)	12,922,974	6,144,011	(463,365)
Comprehensive income attributable to non-controlling interests	(5,678)	3,031	2,304
Comprehensive income (loss) attributable to Global Mofy AI Limited	$12,928,652	$6,140,980	$(465,669)

Earnings (loss) per Class A ordinary share
– Basic and diluted*	$6.37	$3.93	$(0.17)

Weighted average number of Class A ordinary shares outstanding
– Basic and diluted*	1,798,850	1,668,083	1,562,766
Earnings per Class B ordinary share
– Basic and diluted*	$6.37	$-	$-

Weighted average Class B ordinary shares outstanding
– Basic and diluted*	106,605	-	-

*	Retrospectively restated for effect of reverse stock split on November 26, 2024.

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